

Mail Stop 3233

August 17, 2018

Via E-mail
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

> **Re:** **Best Western International, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 10, 2018**
> **File No. 333-226793**

Dear Mr. Cuculic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements for the period ended May 31, 2018

Notes to Consolidated Financial Statements (unaudited)

(k) Significant Estimates and Assumptions, page F-8

1. We note your disclosure that your accounts receivable balance as of November 30, 2017 was overstated by approximately $2.4 million. Please clarify for us whether this overstatement had a similar impact on revenues and excess of revenues over expenses for the period ended November 30, 2017. Additionally, please tell us whether the correction of this overstatement during the period ended May 31, 2018 had any impact on revenues and the excess of revenues over expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Edward J. Schneidman, Esq.
        Kirkland & Ellis LLP